Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]

A subsidiary of            Aldwych House              Tel:  +44 207 611 8960
Stolt-Nielsen S.A          71-91 Aldwych              Fax:  +44 207 611 8965
                           London WC2B 4HN            www.stolt-nielsen.com
                           United Kingdom


NEWS RELEASE

                                                Contacts:  Reid H. Gearhart
                                                           USA 1 212 922 0900
                                                           rgearhart@dgi-nyc.com

                                                           Valerie Lyon
                                                           UK 44 20 7611 8904
                                                           vlyon@stolt.com



     Hiroshi Ishikawa Steps Down from Stolt-Nielsen S.A. Board of Directors

London, England - March 12, 2004 - Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) announced today that Hiroshi Ishikawa, 73, Senior Adviser of NYK Line, has stepped down from the Board of Directors of SNSA. Mr. Ishikawa served as a Director of SNSA from 1995 to 1997, and was reappointed to the Board in August of 2003.

"Our sincere thanks to Mr. Ishikawa for his thoughtful counsel and many valuable contributions during his tenure as a Director of SNSA." said Jacob Stolt-Nielsen, Chairman of the Board of SNSA.

NYK Line, which has been a major shareholder of SNSA since 1987 and currently holds 8.8 percent interest in SNSA, has not nominated a replacement for Mr. Ishikawa.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The Company also owns 41 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.


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